

June 23, 2015

Via E-mail
Steve Sanghi
President and Chief Executive Officer
Microchip Technology Incorporated
2355 West Chandler Boulevard
Chandler, Arizona 85224

> **Re: Microchip Technology Incorporated**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed May 27, 2015**
> **File No. 0-21184**

Dear Mr. Sanghi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Note 15. 2.125% Junior Subordinated Convertible Debentures, page F-34

1.   Please show us how you determined the amount of the loss on retirement of convertible debentures of approximately $50.6 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant

cc (via e-mail): Robert T. Ishii, Esq.